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                            March 17, 2022

       Bill W. Wheat
       Executive Vice President and Chief Financial Officer
       D. R. Horton, Inc.
       1341 Horton Circle
       Arlington, TX 76011

                                                        Re: D. R. Horton, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            Filed November 18,
2021
                                                            File No. 001-14122

       Dear Mr. Wheat:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2021

       Item 8. Financial Statements and Supplementary Data
       Notes to Consolidated Financial Statements
       Note A - Summary of Significant Accounting Policies
       Reclassifications, page 69

   1. We note you changed your presentation of cash flows for the single and multi-family rental operations from
investing activities to operating activities in your consolidated statements of cash
flows beginning in the third quarter of your fiscal year
                                                        ended September 30,
2021. Please address the following:
                                                            Please tell us how
you determined that such activities are now deemed to be
                                                             operating
activities. Please refer to ASC 230-10-45 in your response.
                                                            Please tell us how
you determined that such activities were previously deemed to be investing
activities. Please refer to ASC 230-10-45 in your response.
                                                            Please tell us how
you determined it was appropriate to change your cash flow
 Bill W. Wheat
D. R. Horton, Inc.
March 17, 2022
Page 2
              statement presentation on a prospective basis. Within your response, please reference the authoritative accounting literature management relied upon.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 with any questions.



FirstName LastNameBill W. Wheat                               Sincerely,
Comapany NameD. R. Horton, Inc.
                                                              Division of
Corporation Finance
March 17, 2022 Page 2                                         Office of Real
Estate & Construction
FirstName LastName